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                           [AEterna Laboratoires Logo]

                                                                  PRESS RELEASE
                                                          FOR IMMEDIATE RELEASE

               AETERNA LABORATORIES REPORTS THIRD QUARTER RESULTS

QUEBEC CITY, QUEBEC, OCTOBER 23, 2001 - AEterna Laboratories Inc. (TSE: AEL,
NASDAQ: AELA) today reported its results for the three-month period ended September 30, 2001. All amounts are expressed in Canadian dollars (CAN$ 1.00 = US$ 0.63).

"This quarter was marked by the completion of two important projects at the financial and acquisition levels," stated Dr. Eric Dupont, AEterna's President and Chief Executive Officer. "First, the success of our recent public offering provides us with the financial latitude to pursue our growth strategy. Furthermore, we have a sufficient cash position to carry on with Neovastat's clinical development program within our anticipated deadlines. Second, the acquisition of Unipex enables our subsidiary Atrium to position itself as a significant player in a high growth sector," said Dr. Dupont.

During this quarter, consolidated sales of Atrium Biotechnologies Inc., a subsidiary of AEterna, reached $18.1 million in comparison to $2.0 million during the same quarter last year. For the first nine months of the year, total sales reached $23.6 million, compared to $6.1 million for the same period in 2000.

"The consolidated net profit of Atrium reached $5 million for the first nine months of 2001, compared to $4 million for the same period last year, an increase of 25%," commented Luc Dupont, Chief Executive Officer and Vice Chairman of the Board at Atrium. "These results demonstrate the efficacy of Atrium's growth strategy which is based on maintaining an internal growth rate above industry average, on acquiring other companies and on in-licensing new technologies. These results also reflect management's ability to quickly integrate a company such as Unipex into Atrium's activities in cosmetics, pharmaceuticals, nutrition and fine chemicals."

AEterna's Research and Development (R&D) investments amounted to $7.2 million during this quarter in comparison to $5.2 million last year. The accelerated progress of the international Phase III clinical trial in kidney cancer and the Phase II trial in multiple myeloma explain this increase of 38%. For the first nine months of the year, more than $21 million have been invested in Neovastat's development program, an increase of $5.5 million or 35% in comparison to last year.

AEterna's financial situation, as of September 30, 2001, remains solid with over $50 million in cash and short-term investments, without taking into account a $15 million contribution from the Technology Partnerships Canada program and a $5 million indirect financial contribution from the U.S. National Cancer Institute. In September, the company

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successfully completed a public offering of 1.957 million subordinate voting shares at a price of $8.00 per share, for gross proceeds of $15.7 million.

For this third quarter, AEterna recorded a consolidated net loss of $5.0 million or $0.16 per share, which compares with $1.7 million or $0.06 per share for the same quarter last year. As of September 30, 2001, the consolidated net loss is $0.7 million which compares with $5.5 million for the same date last year.

OVERVIEW OF THIRD QUARTER ACTIVITIES

-    PUBLIC OFFERING OF $15.7 MILLION

     AEterna successfully completed a public offering of 1.957 million subordinate voting shares at a price of $8.00 per share, for gross proceeds of $15.7 million.

-    ATRIUM ACQUIRES UNIPEX FOR $21 MILLION

     Atrium Biotechnologies Inc., a subsidiary of AEterna, invested $21 million to acquire Unipex, a privately-owned French company specializing in value-added services of importation, in supporting innovation, and in distributing raw materials and high-end brand-name additives. The transaction was financed from Atrium's cash surplus. Atrium now holds 70% of the Unipex shares and senior Unipex management retains control of the remaining 30%.

-    NOMINATION AT ATRIUM

     Mr. Luc Dupont, Chief Executive Officer and Vice Chairman of the Board at Atrium, announced the nomination of Richard Bordeleau as President of Atrium, who will take on new corporate representation mandates. Mr. Dupont will continue to assume company management while devoting more time to Atrium's strategic planning.

-    INCREASED INTELLECTUAL PROPERTY HOLDINGS

     During this quarter, AEterna has received a notice of allowance from the United States Patent and Trademark Office for a patent giving extended coverage to a Neovastat manufacturing process. AEterna has also submitted a new application for a patent to cover the composition of matter of a new serine elastase inhibitor isolated from Neovastat. AEterna's intellectual property portfolio now contains twelve (12) patents - six (6) issued, one
     (1) allowed and five (5) pending.

-    SCIENTIFIC ARTICLES

     Three (3) scientific articles on Neovastat were approved for release in the following peer review publications: Clinical Experimental Metastasis, Seminar in Oncology and the Journal of American Academy of Dermatology.

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ABOUT AETERNA AND NEOVASTAT

AEterna Laboratories Inc. is a Canadian biopharmaceutical company and a leader in the field of angiogenesis inhibitors. The Company's efforts are mainly focused on developing new cancer therapies.

AEterna's lead compound, Neovastat, is currently undergoing two Phase III clinical trials for the treatment of lung and kidney cancer, and one Phase II trial for treatment of multiple myeloma, a form of blood cancer. These clinical trials are currently being held in more than 140 clinical institutions in Canada, the U.S. and several European countries.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the Nasdaq
(AELA).

News releases and additional information about AEterna are available on its Web site at www.aeterna.com.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

                                     - 30 -

FOR MORE INFORMATION, CONTACT:

INVESTOR RELATIONS:                          MEDIA RELATIONS:
CANADA
Jacques Raymond                              Paul Burroughs
Tel.: (418) 652-8525 ext 360                 Tel.: (418) 652-8525 ext 406
Fax: (418) 577-7700                          Fax:  (418) 577-7700
E-mail: jacques.raymond@aeterna.com          E-mail: paul.burroughs@aeterna.com

USA
The Investor Relations Group
Lisa Lindberg
Tel.: (212) 825-3210
Fax: (212) 825-3229
E-mail: TheProTeam@aol.com

Attached: Financial Summary

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AETERNA LABORATORIES INC. ( TSE: AEL, NASDAQ: AELA)
FINANCIAL SUMMARY
(EXPRESSED IN CANADIAN DOLLARS / CAN$ 1 = US$ 0.63)

                                                  QUARTERS ENDED                    NINE MONTHS ENDED
                                                   SEPTEMBER 30                       SEPTEMBER 30
                                            ---------------------------        --------------------------
CONSOLIDATED RESULTS                            2001            2000               2001           2000
Unaudited                                        $               $                  $              $
                                            -----------     -----------        -----------     ----------
                                                            (restated)                         (restated)
Sales                                        18,138,000       2,036,000         23,573,000      6,074,000
Operating expenses                          (15,752,000)       (870,000)       (18,301,000)    (2,342,000)
                                            -----------     -----------        -----------     ----------
Earnings before the following                 2,386,000       1,166,000          5,272,000      3,732,000

Research and development                      7,157,000       5,196,000         21,047,000     15,529,000
Research tax credits and grants                (789,000)     (1,605,000)        (5,359,000)    (4,751,000)
Depreciation and amortization                   473,000         330,000          1,235,000        975,000
                                            -----------     -----------        -----------     ----------
Operating loss                               (4,455,000)     (2,755,000)       (11,651,000)    (8,021,000)

Interest income                                 641,000       1,114,000          2,697,000      2,583,000
Interest expenses                              (162,000)        (12,000)          (599,000)       (32,000)
                                            -----------     -----------        -----------     ----------
Loss before the following                    (3,976,000)     (1,653,000)        (9,553,000)    (5,470,000)

Gain on dilution of investment                        -               -         10,224,000              -
Non-controlling interest                       (750,000)              -         (1,101,000)             -
Income taxes expenses                          (282,000)              -           (282,000)
                                            -----------     -----------        -----------     ----------
Loss for the period                          (5,008,000)    (1,653,000)           (712,000)    (5,470,000)
                                            ===========     ==========         ===========     ==========
Loss per share
                        Basic                     (0.16)         (0.06)              (0.02)         (0.19)
                        Fully diluted             (0.16)         (0.06)              (0.02)         (0.19)

                                                  SEPTEMBER 30,    DECEMBER 31,
CONSOLIDATED BALANCE SHEETS                            2001            2000
                                                        $               $
                                                  ------------     ------------
                                                                     (restated)
Cash position                                       58,253,000       68,649,000
Working capital                                     66,995,000       70,831,000
Total assets                                       127,857,000      100,582,000
Long-term debt                                      12,855,000        4,753,000
Redeemable common shares of the subsidiary                   -       24,610,000
Non-controlling interest                            13,007,000                -
Shareholders' equity                                79,356,000       64,394,000
Deficit                                             16,112,000       15,614,000

STOCK EXCHANGE INFORMATION AS OF SEPTEMBER 30, 2001

     Issued and outstanding shares                        32.3 million
     Fully diluted shares                                 33.5 million
     Market capitalization                                $237 million

     Average daily transactions (9 months)               51,119 shares